UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Closing of Share Purchase Agreement

On September 28, 2026, LogProstyle Inc. (the “Company”) completed its acquisition of 100% of the outstanding equity interests of I-FLATZ Co., LTD. a Japanese corporation (“I-FLATZ”), a real estate company engaged in the business of condominium sales agency services, renovation and resale of existing residential properties, and real estate leasing.

The acquisition was previously announced and the material terms of the transaction were previously disclosed on a Form 6-K filed with the SEC on August 27, 2026, which included the Share Purchase Agreement governing the transaction. The conditions to closing have been satisfied and the transaction closed as contemplated by the previously disclosed agreement.

I-FLATZ and its wholly owned subsidiary, LAND-I Co., LTD. a Japanese Corporation (“LAND-I”), are now consolidated subsidiaries of the Company. The management team of I-FLATZ will continue in place and will work with Company management to execute the integration plan and realize identified operational synergies.

Press Release

On September 28, 2026, the Company issued a press release announcing the closing of the I-FLATZ acquisition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act , or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expected synergies and integration plans. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to successfully integrate I-FLATZ’s operations, maintain I-FLATZ’s customer relationships, and realize anticipated synergies, changes in general economic and market conditions and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on July 13, 2026. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this report, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the issuer dated September 28, 2026, announcing closing of the I-FLATZ acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: September 28, 2026	By:	/s/ Yasuyuki Nozawa
	Name:	Yasuyuki Nozawa
	Title:	Chief Executive Officer, President, and Representative Director